                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                                  May 21, 2002
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                                    EIMO OYJ

                          (Eimo Public Limited Company)
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                 (Translation of registrant's name into English)




                              Norokatu 5 Fin-15101
                                 Lahti, Finland
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                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]             Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

                                    Exhibits
                                    --------

99.1 Press Release, released publicly on May 21, 2002 (Second Quarter Falling Behind Forecasts)



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               EIMO OYJ

                                               By:   /s/ Elmar Paananen
                                                     ---------------------------
                                                     Name:    Elmar Paananen
                                                     Title:   Vice Chairman

Dated:  May 21, 2002



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